SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the date of July 1, 2003

YELL FINANCE B.V.

(Translation of Registrant’s Name Into English)

QUEENS WALK, OXFORD ROAD, READING, BERKSHIRE RG1 7PT, ENGLAND

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form  20-F  ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule  101(b)(1):            )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):            )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-            .

EXPLANATORY NOTE

Attached is an announcement to holders of senior notes of Yell Finance B.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2003

YELL FINANCE B.V. (Registrant)

By:	/s/ JOHN DAVIS

Name:	John Davis
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement, dated July 1, 2003, to holders of senior notes of Yell Finance B.V.